Diane Wood
Associate General Counsel and Corporate Secretary
Pinnacle West Capital Corporation
P.O. Box 53999
Phoenix, Arizona 85072-3999

September 23, 2014

VIA EDGAR

Mr. Daniel Porco
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Pinnacle West Capital Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2014

Dear Mr. Porco:

This letter is in response to your phone call to me on September 19, 2014, regarding a letter that Pinnacle West Capital Corporation filed with the Staff of the Securities and Exchange Commission on September 19, 2014, in response to a question you previously raised on pages 35 through 39 of our Definitive Proxy Statement on Schedule 14A, filed on April 4, 2014.  The purpose of this letter is to confirm your request that, to the extent that in the future, we utilize performance measures that are similar to the measures set forth on pages 35 through 39 of our Proxy Statement, we will include an explanation in future proxy statements that is similar to our explanation in our September 19, 2014 letter regarding how we calculate the percentage of target performance achieved with respect to such measures.

Very truly yours,

/s/ Diane Wood
Diane Wood
Associate General Counsel and Corporate Secretary